PYXIS TANKERS INC.

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

For the Annual Meeting of Shareholders

DATE:	May 14, 2026
TIME:	10:00 A.M. EST
LOCATION:	SEWARD & KISSEL LLP, ONE BATTERY PARK PLAZA, New York., NY, 10004

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE:	**FAX:**	**INTERNET:**	**EMAIL:**
Call toll free 1-866-752-8683	Send this card to 202-521-3464	HTTPS://WWW.IPROXYDIRECT.COM/PXS and follow the on-screen instructions.	PROXY@IPROXYDIRECT.COM Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: HTTPS://WWW.IPROXYDIRECT.COM/PXS

If you want to receive a paper copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request, as instructed above, before April 30, 2026.

You may enter your voting instructions at HTTPS://WWW.IPROXYDIRECT.COM/PXS until 11:59 pm eastern time May 13, 2026.

THE PURPOSES OF THIS MEETING ARE AS FOLLOWS:

1. To elect two Class III Directors to serve for a term of three years until our 2029 Annual Meeting of Shareholders (the "Proposal"); and
2. To transact such other business as may properly come before the shareholder meeting or any adjournment thereof.

Pursuant to Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Annual Meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on April 2, 2026 as the record date for the determination of shareholders entitled to receive notice of the Annual Meeting and to vote the shares of our common stock, par value $.001 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote 'for' the Proposal above.

Please note - This is not a Proxy Card - you cannot vote by returning this card

PYXIS TANKERS INC.
C/O ISSUER DIRECT COMPLIANCE
1110 CENTRE POINT CURVE
STE 101
MENDOTA HEIGHTS MN 55120

TIME SENSITIVE SHAREHOLDER INFORMATION ENCLOSED

IMPORTANT SHAREHOLDER INFORMATION

YOUR VOTE IS IMPORTANT